Exhibit 99.1

News Release

Stantec Signs Letter of Intent to Acquire TDG

Combined talents, strengths create one of New Zealand’s largest transportation engineering practices

EDMONTON, AB; NEW YORK, NY (February13, 2018) TSX, NYSE:STN

Global design firm Stantec is strengthening its New Zealand and Australia-based capabilities with the planned acquisition of Wellington, New Zealand-based consulting transportation engineering firm, Traffic Design Group (TDG). With more than 80 team members, TDG has offices located in markets throughout New Zealand, including Auckland, Tauranga, Hamilton, Napier, Wellington, Nelson, and Christchurch. The firm also has an office in Sydney, Australia. The transaction is expected to close April 1.

“The addition of TDG creates one of the largest transportation practices available to locally support communities in New Zealand and Australia,” said Mark Bruzzone, Stantec Australia/New Zealand managing director. “TDG and its talented team members have a deeply respected local legacy and serve as a great complement to our existing teams.”

With more than 40 years of service supporting communities, TDG holds extensive experience in traffic engineering, transportation planning, development assessment, pedestrian access and mobility, geometric design, master planning, and road safety. The firm’s project experience also spans large and small developments, in both the public and private sectors.

“Importantly for Stantec and our clients, the acquisition of TDG provides additional local leadership that remain empowered to drive and grow the business locally, while leveraging Stantec’s worldwide strengths,” said Gavin O’Connor, Stantec New Zealand general manager. “Stantec also recognizes that the TDG organization has much to offer our global operations in terms of expertise, best practice and creativity.”

TDG works with a wide variety of clients in the private commercial and government arenas. Among the firm’s notable projects include the design of the 1.6-kilometre Little River Cycleway which increased carriageway widths, separated cyclists and pedestrians, and added a new curb profile for pedestrians and cyclists between the Christchurch city center and its southwestern suburbs. Additionally, TDG provided transportation consultant services for the award-winning conversion of the former Wigram Aerodrome into Wigram Skies’ new town centre development. In addition to master planning, TDG provided transport modelling and assessment, subdivision and town centre design, and external intersection and road corridor design. The firm also is providing consulting support for the rebuild of Dunedin City’s strategic four-stage transport model to assess new transport infrastructure, as well as changes to the public transport system, cost, and operations to the transport network.

“We see this development as a tremendous opportunity to continue our multi-decade legacy with a company that holds the same standards for excellence and dedication to the country’s infrastructure landscape,” said Brett Harries, TDG managing director. “The joining of our companies will also provide unprecedented opportunities for our team members to work on projects located around the world while maintaining our local footprint.”

From its base of more than 22,000 team members worldwide, Stantec currently has more than 2,400 transportation practice staff and more than 180 currently based across New Zealand and Australia.

About Stantec

Communities are fundamental. Whether around the corner or across the globe, they provide a foundation, a sense of place and of belonging. That’s why at Stantec, we always design with community in mind.

We care about the communities we serve—because they’re our communities too. We’re designers, engineers, scientists, and project managers, innovating together at the intersection of community, creativity, and client relationships. Balancing these priorities results in projects that advance the quality of life in communities across the globe. Stantec trades on the TSX and the NYSE under the symbol STN. Visit us at stantec.com or find us on social media.

Stantec Media Contact	TDG Media Contact	Investor Contact
Danny Craig	Diana Glenie	Sonia Kirby

Stantec Media Relations	TDG Communications	Stantec Investor Relations
Ph: (949) 923-6085	+64 21 535 885 Ph:	(780) 616-2785
danny.craig@stantec.com	diana.glenie@tdg.co.nz	sonia.kirby@stantec.com

Design with community in mind